March 22, 2010

Robert A. Bourne, Chief Executive Officer
CNL Macquarie Global Income Trust, Inc.
CNL Center at City Commons
450 South Orange Ave.
Orlando, FL 32801

> **Re:** **CNL Macquarie Global Income Trust, Inc.**
> **Amendment No. 3 to Form S-11**
> **File No. 333-158478**
> **Filed February 25, 2010**
>
> **Sales Literature submitted November 18, 2009, December 1, 2009, January 6, 2010, January 19, 2010, January 29, 2010 and February 24, 2010**

Dear Mr. Bourne:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Form S-11

Prior Performance Summary, page 100

Annex B

Prior Performance Tables – Macquarie

1. Please refer to the second sentence of instruction 1 to Table II of Appendix II to
    Industry Guide 5 and revise to provide a separate column with disclosure for all other
    programs.

Tax Opinion

2. Refer to item (5) in the list of Reviewed Documents. The reference to the limited
    partnership agreement of Macquarie CNL Growth, LP appears to be an error. Please
    file a revised opinion that references the limited partnership agreement of the
    registrant.

3. Refer to item (6) in the list of Reviewed Documents. Please file a revised opinion to
    clarify that counsel relied only upon factual representations by the Company.

Sales Literature submitted January 6, 2010

4. Please tell us how you will ensure that the Welcome Email and the Prospecting
    Letters/Emails will be accompanied or preceded by a prospectus.

Welcome Email

5. We note the statement that risks "may" include several factors. It appears that the
    disclosed risks currently exist. Please revise to remove the word "may." Also, it is
    not clear why you refer to the illiquidity of your securities as "potential." Please
    revise to clarify. Provide similar clarifications in your other selling materials.

Sales Literature submitted January 19, 2010

Offering Brochure

6. Please revise the risk factors to discuss the risk associated with this being a best
    efforts offering.

Satchel

7. We note the statement on the satchel that the prospectus must be made available to investors. Please clarify that the satchel includes a prospectus, as noted in your filing memo dated January 19, 2010.

Sales Literature submitted January 29, 2010

8. We note the statement on the presentation packaging that the prospectus must be made available to investors. Please clarify that the sales materials included here will be accompanied or preceded by a prospectus.

Sales Literature submitted February 24, 2010

9. We note the italicized type at the end of the letter stating that a copy of the prospectus must be made available to investors. Please revise to clarify that the sales materials included here will be accompanied or preceded by a prospectus.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Robert A. Bourne
CNL Macquarie Global Income Trust, Inc.
March 22, 2010
Page 4

       Any questions regarding the accounting comments may be directed to Jaime John (202) 551-3446 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785.

       Sincerely,

       Karen J. Garnett
       Assistant Director

cc: Peter E. Reinert, Esq.
       via facsimile (407) 843-4444